Syneron Announces Sale of 50 Systems to Greek Clinic Chain

YOKNEAM, ISRAEL -- 10/27/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that NEW DAY, a major chain in Greece consisting of 17 aesthetic centers, has signed a contract with Syneron's exclusive distributor in Greece, PARPAS HELLAS SA, for the supply of 50 Comet™ and Pitanga™ systems to equip their clinics throughout Greece. The 50 new Syneron systems will replace Lumenis equipment currently at the clinics and will perform hair removal, photofacial and skin tightening treatments.

Hans Edel, Managing Director Syneron GmbH, commented that, "We view growth of medical and aesthetic spa chains and clinics worldwide as one of the most significant marketing developments in our sector. We are, therefore, very pleased that like major U.S. chains, a major chain of clinics in Europe has evaluated Syneron platforms alongside other equipment in the market and has decided that the Syneron equipment provides them with the highest level of safety and efficacy. Their decision to equip their clinics exclusively with Syneron products once again demonstrates the competitive advantage of the elos™ technology and will further raise awareness of Syneron's wide portfolio of medical aesthetic platforms."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos™ technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Comet and Pitanga are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact

Syneron Medical Ltd:
Judith Kleinman
VP Investor Relations
+972 4909 6282
ir@syneron.com